SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. )*
Aptevo Therapeutics Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

03835L108
(CUSIP Number)

Carl A. Valenstein, Esq. Morgan, Lewis & Bockius LLP One Federal Street Boston, MA 02110 (617) 341-7400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 1, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		Name of Reporting Person I.R.S. IDENTIFICATION OF ABOVE PERSON
Fuad El-Hibri

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3		SEC USE ONLY

4		SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		citizenship or place of organization
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
1,586,613 shares of Common Stock
	8	shared voting power
0 shares of Common Stock
	9	sole dispositive power
1,586,613 shares of Common Stock
	10	shared dispositive power
0 shares of Common Stock
11		aggregate amount beneficially owned by each reporting person
1,586,613[1] shares of Common Stock
12	check box if the aggregate amount in row (11) excludes certain shares*	☐
13		percent of class represented by amount in row (11)
7.8%
14		type of reporting person
IN

CUSIP No. 03835L108	13D	Page 2

1 Includes (i) 824,536 shares of Common Stock held directly by the Reporting Person and (ii) 762,077 shares of Common Stock held directly by Biovac, L.L.C., a Maryland limited liability company (“Biovac”), of which the Reporting Person serves as General Manager. The Reporting Person and Biovac received their respective shares of Common Stock in connection with the Spin-off (as defined below).

Responses to each item of this Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1. Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $0.001 (the “Common Stock”), of Aptevo Therapeutics Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 2401 4th Ave., Suite 1050, Seattle, Washington 98121.

Item 2. Identity and Background

This Statement on Schedule 13D is being filed by Mr. Fuad El-Hibri (sometimes referred to as the “Reporting Person”). Mr. El-Hibri’s address is c/o Emergent BioSolutions Inc., 400 Professional Drive, Suite 400, Gaithersburg, Maryland 20879. Mr. El-Hibri currently serves as the Chairman of the Issuer’s board of directors and as the Executive Chairman of the board of directors of Emergent BioSolutions Inc. (“Emergent”). Mr. El-Hibri also serves as the General Manager of Biovac.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Issuer entered into a separation and distribution agreement with Emergent pursuit to which Emergent transferred certain assets and liabilities related to Emergent’s biosciences business to the Issuer (the “Spin-off”). In connection with the Spin-off, the Reporting Person received one share of the Issuer’s common stock (“Common Stock”) for every two shares of Emergent’s common stock held of record as of close of business on July 22, 2016. No consideration was paid by the Reporting Person in connection with the receipt of the shares of Common Stock.

As the General Manager of Biovac, the Reporting Person may be deemed to beneficially own 762,077 shares of Common Stock received by Biovac in connection with the Spin-off. The Reporting Person expressly disclaims beneficial ownership of all such shares of Common Stock directly owned by Biovac.

The Reporting Person, together with his wife, holds a 37.7% equity interest in Intervac, L.L.C., a Maryland limited liability company (“Intervac”), which in turn beneficially owns an aggregate of 2,172,125 shares of Common Stock. The Reporting Person expressly disclaims beneficial ownership of any shares of Common Stock owned by Intervac.

Item 4. Purpose of Transaction

Mr. El-Hibri and Biovac acquired their shares of Common Stock in connection with the Spin-off.

The shares of Common Stock held by Biovac and Intervac (together, the “Holders”) are entitled to the rights set forth in that certain Registration Rights Agreement, dated August 1, 2016, by and between the Issuer, Biovac and Intervac, the form of which is attached as Exhibit 4.2 to Amendment No. 2 of the Issuer’s Form 10 filed on June 29, 2016 (the “Registration Rights Agreement”).

Pursuant to the Registration Rights Agreement, the Holders may demand registration of the Common Stock so long as the offering price to the public of the shares requested to be registered is at least $10,000,000. Additionally, if the Issuer proposes to file a registration statement under the Securities Act on 1933 either for its own account or for the account of other stockholders (other than in connection with a registration statement on Form S-8 or Form S-4 or to cover securities proposed to be issued in exchange for securities or assets of another corporation), the Holders are entitled to notice of the registration and the Issuer will be required to use commercially reasonable efforts to register that amount of registrable shares as requested by the Holders.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns 1,586,613 shares of Common Stock, which represents 7.84% of the issued shares of Common Stock outstanding as of August 1, 2016. This amount includes (i) 824,536 shares of Common Stock held directly by the Reporting Person and (ii) 762,077 shares of Common Stock held directly by Biovac, of which the Reporting Person serves as General Manager. The calculation of percentage of beneficial ownership is based on 20,229,849 shares of the Issuer’s common stock outstanding as of August 1, 2016.

(b) The Reporting Person has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of all 1,586,613 shares of Common Stock described in Item 5(a) above.

(c) There have been no reportable transactions with respect to the Common Stock within the last 60 days by the Reporting Person other than as described in this Statement on Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as disclosed in Item 4 of this Statement on Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any Common Stock.

Item 7. Material to Be Filed as Exhibits

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

August 2, 2016

FUAD EL-HIBRI

/s/ Fuad El-Hibri
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